Exhibit 12.1

INSEEGO CORP.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Nine Months Ended September 30, 2016
	Year Ended December 31,
(in thousands, except ratios)	2011	2012	2013	2014	2015
Income before taxes and other charges	$(34,395)	$(88,655)	$(43,330)	$(39,105)	$(52,113)	$(33,626)
Fixed charges	230	297	309	351	7,478	12,046

Earnings before taxes and other charges and before fixed charges	$(34,165)	$(88,358)	$(43,021)	$(38,754)	$(44,635)	$(21,580)

Interest expense (a)	$8	$18	$65	$85	$7,164	$11,712
Interest portion of rental expense	222	279	244	266	314	334

Fixed charges	$230	$297	$309	$351	$7,478	$12,046

Ratio of earnings to fixed charges (b)	n/m	n/m	n/m	n/m	n/m	n/m

Deficit earnings	$(34,395)	$(88,655)	$(43,330)	$(39,105)	$(52,113)	$(33,626)

(a)	Includes interest on debt and capital leases and amortization of debt issuance costs. Excludes interest income.
(b)	The ratio of earnings to fixed charges represents the number of times that fixed charges are covered by earnings. In each of the periods presented, earnings were negative and calculation of such ratio is not meaningful.